

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Joseph Truluck
Chief Financial Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

      Re: Adial Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed January 12, 2024
          File No. 333-276496

Dear Joseph Truluck:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Leslie Marlow, Esq.